51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Aduro Clean Technologies Inc. (the "Company" or "Aduro")
542 Newbold St.
London, Ontario, Canada, N6E 2S5

Item 2 Date of Material Change

November 6, 2024

Item 3 News Release

The news release dated November 7, 2024 was disseminated via GlobeNewswire.

Item 4 Summary of Material Change

The Company priced its underwritten U.S. public offering of 941,177 common shares at a public offering price of US$4.25 per common share for aggregate gross proceeds of approximately US$4 million, prior to deducting underwriting discounts and offering expenses (the "Offering").

In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 141,176 common shares at the public offering price, less underwriting discounts to cover over-allotments, if any. The Offering is expected to close on November 8, 2024, subject to customary closing conditions.

In connection with the Offering, Aduro has received approval to list its common shares on the Nasdaq Capital Market, with the shares expected to begin trading on November 7, 2024 under the symbol "ADUR".

Aduro expects to use the net proceeds from this Offering for ongoing research and development costs, expenditures related to the construction of its "Next Generation Process" unit, and the remainder (if any) for general corporate purposes and working capital.

Craft Capital Management LLC is acting as the representative of the underwriters, with EF Hutton LLC acting as the co-underwriter for the Offering.

The common shares of the Offering referenced above are not being offered to residents of Canada or persons in Canada.

A registration statement on Form F-1 relating to the Offering, as amended, was filed with the Securities and Exchange Commission (the "SEC") (File Number: 333-280955) and was declared effective by the SEC on October 29, 2024. The Offering is being made only by means of a prospectus, forming a part of the registration statement. Copies of the final prospectus relating to the Offering, when available, may be obtained from EF Hutton, Attn: Syndicate Department, 590 Madison Avenue, 39th Floor, New York, NY 10022, or via email at syndicate@efhutton.com or telephone at (212) 970-5150. In addition, a copy of the prospectus relating to the Offering may be obtained via the SEC's website at www.sec.gov.

Item 5 Full Description of Material Change

The material change is fully described in Item 4 above.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

None

Item 8 Executive Officer

Mena Beshay, Chief Financial Officer
Telephone: 226-784-8889

Item 9 Date of Report

November 7, 2024